VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

February 11, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed January 16, 2015

File No. 333-199619

Dear Mr. Mancuso:

We are responding to the Staff’s further comments in the telephone call dated February 10, 2015 on Comment No. 3 and Comment No. 4 in the Staff letter, dated February 2, 2015 (“Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 16, 2015.

We propose to amend our disclosure in the next amendment to the registration statement as marked up in the attached Exhibit A in response to the Staff’s telephonic comments. Please note the changes are underlined for your ease of reference.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President
cc: Gregory Sichenzia, Esq.

Exhibit A

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our executive officers for the fiscal years 2013 and 2014.

Name and principal position	Year	Salary	Bonus	Stock awards			Option awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Ilan Reich Chief Executive	2013	$0	$0		$0		$0	$0	$0	$0		$0
Officer and Chairman	2014	$0	$0		$0		$0	$0	$0	$0		$0
Stephen Keaney	2013	$140,000	$14,000		$0		$0	$0	$0	$0		$154,000
Vice President (1)	2014	$175,231	$0	$	~~386,364~~	500,000(2)	$0	$0	$0	$0	$	~~561,595~~ 675,231

(1) Mr. Keaney has been an employee of the Company since 2012 and was appointed as a Vice President in 2014. His compensation in 2013 was for his services as an employee of the Company.

(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to the officers during 2014, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The shares were valued at the grant date value of $2.00 per share based upon the most recent issuance price at the time of issuance or a total grant date fair value of $500,000. All shares of restricted stock that were issued and outstanding are being amortized over their respective vesting periods. The Company expensed $386,364 during 2014 in relation to the awards granted to Mr. Keaney. For a description of the assumptions used to calculate the amounts in the table, see Note 2 – Summary of Significant Accounting Policies and Note 3—Stockholders’ Equity (Deficit) found in the Notes to Condensed Consolidated Financial Statements for the nine months ended September 30, 2014 in the registration statement.

Employment Agreements

None.

Equity Compensation Plan Information

2014 Equity Incentive Plan

On March 26, 2014, our Board of Directors approved the adoption of the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for the issuance of 3,000,000 shares of Common Stock (in the form of grants or options) to employees, consultants and directors. Unless prematurely terminated by the Board, the 2014 Plan terminates on March 26, 2024. As of February 10, 2015, an aggregate of 960,000 shares of Common Stock have been granted under the 2014 Plan (including the 595,000 shares described below).

The 2014 Plan also provides for the exchange of an aggregate of 595,000 shares of Series A Preferred Stock (originally issued by Vizio Medical Devices LLC to seven people under the 2010 Equity Incentive Plan as Class B member units) for an aggregate of 595,000 shares of Common Stock and the return of those exchanged shares to Mr. Reich, who was the managing member (all as contemplated by the 2010 Equity Incentive Plan). This exchange occurred on October 8, 2014.

Outstanding Equity Awards at Fiscal Year-End

~~None.~~

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2014.

Name	Option awards					Stock awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Ilan Reich	0	0	0	0		0	0	0	0
Steven Keaney	0	0	0	0		0	0	125,000(1)	250,000(2)

(1) Mr. Keaney was awarded 250,000 restricted shares of Common Stock under the 2014 Equity Incentive Plan on August 27, 2014 with the first installment of 125,000 shares to vest immediately and the remaining 125,000 shares to vest on April 15, 2015.

(2) The shares were valued at the grant date value of $2.00 per share based upon the most recent issuance price at the time of the issuance.

~~We have agreed to register an aggregate of 1,349,571 shares of Common Stock (including 150,000 shares of Common Stock issuable upon exercise of certain warrants). In addition, an aggregate of 15,548,521 shares of Common Stock (including 385,000 shares of Common Stock issuable upon exercise of certain warrants and excluding 451,334 shares of Common Stock issued for promissory notes which have not been fully paid and 344,196 shares of Common Stock held in escrow for Primary Capital LLC, which will be rescinded after January 31, 2015) will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods, subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144. On February 29, 2009, January 22, 2011, and December 19, 2012, a total of 1,225,000 shares, 800,000 shares and 1,000,000 shares of our Common Stock, respectively, became eligible for sale under Rule 144, subject to volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144.~~

The table below provides information regarding the eligibility of sales of shares of our Common Stock as of February 10, 2015.

When Our Shares Become Eligible for Sale	Number of Shares

Upon effectiveness of this registration statement	1,199,571	(1)
Under Rule 144, on February 25, 2015	14,752,292	(2)
Under Rule 144, subject to limitations (4)	1,250,509	(3)
Total "restricted securities" under Rule 144	16,002,801
Total shares of Common Stock issued and outstanding as of February 10, 2015	17,202,372	(5)

(1)	Includes 868,750 shares held by affiliates and excludes warrants to purchase 150,000 shares of Common Stock also registered under this registration statement

(2)	Includes 3,616,250 shares held by affiliates and excludes 668,750 shares of Common Stock being registered hereunder.

(3)	Includes 25,000 shares held by affiliates and excludes 530,821 shares of Common Stock being registered hereunder.

(4)	Will become eligible for resale upon the earlier of (1) the expiration of a one year holding period, or (2) 90 days after the effectiveness of this registration statement, subject to the satisfaction of a six month holding period requirement under Rule 144.

(5)

Includes an aggregate of 4,510,000 shares held by affiliates. the sales of the affiliate shares are subject to the volume limitation, public notice, and manner of sale requirements under Rule 144, as well as any applicable holding period requirement, with the exception of 868,750 affiliate shares being registered hereunder.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law (the “DCGL”). Under Section 203 of the DCGL, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (i) owns 15% or more of a corporation’s voting securities or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three-year period immediately preceding a business combination of the corporation governed by Section 203. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price, once a market exists, for the shares of Common Stock held by our stockholders.

Our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock. Among other things, our certificate of incorporation and bylaws:

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in a timely manner, and also specify requirements as to the form and content of such notice;

•	provide that any or all of the directors may be only removed for cause or without cause by the vote of a majority of the shares of the Series A Preferred Stock;

•	Permit corporate actions to be approved by written consent of stockholders without a meeting, without prior notice and without a vote;

•	authorize the board of directors to determine the number of directors and to fill vacancies on the board;

•	provide that only the board of directors or officers instructed by the board may call a special meeting of the stockholders;

•	provide that our certificate of incorporation can only be altered, amended or repealed by the affirmative vote of the holders of a majority of all of the then outstanding shares of Series A Preferred Stock, voting as a single class, provided that there are at least 700,000 shares of Series A Preferred Stock outstanding;

•	provide for the issuance of “blank check” preferred stock; and

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